ITEM 77H - Changes in control of Registrant

On October 27, 2011, shareholders of the Registrant approved an Agreement and Plan of Reorganization with respect to the Fund (the "Plan"). Pursuant to the Plan, substantially all of the assets of the Registrant were combined with those of U.S. Real Estate Portfolio, a series of Morgan Stanley Institutional Fund, Inc. ("U.S. Real Estate"). Such combination is referred to herein as a "Reorganization." Pursuant to the Plan, shareholders of the Registrant became shareholders of U.S. Real Estate, receiving shares of U.S. Real Estate equal to the value of their holdings in the Registrant. Shareholders of the Registrant received the class of shares of U.S. Real Estate that corresponded to the class of shares of the Fund held by that shareholder. The Reorganization was consummated on November 10, 2011.